January 9, 2008


VIA TELECOPY/(202) 772-9205 and EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F. Street, NE
Washington, D.C. 20549


      RE:	Thomas & Betts Corporation
		Form 10-K for the year ended December 31, 2006
		Filed February 23, 2007
		File No. 001-04682


Dear Mr. Spirgel:

As requested in your comment letter dated December 20, 2007, this letter contains Thomas & Betts Corporation`s (hereinafter `Thomas & Betts`, `Corporation`, `we` or `our`) responses to your comments and requests concerning our 2006 Form 10-K and 2007 Quarterly filings.


Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Goodwill and Other Intangible Assets, page 22

1.	We note you disclose that `[w]ith the assistance of a third party
	appraisal firm, the Corporation performs its annual impairment assessment in the fourth quarter of each year, unless circumstances dictate more frequent assessments.` While you are not required to make reference to this independent valuation here, when you do, you should also disclose the name of the expert. If you decide to delete your reference to the independent valuation, you should provide disclosures that explain the method and assumptions used by management to determine the valuation.

	Management`s Response:

	In future filings, we will not refer to a third party appraisal firm (the firm would rather not be named) and will provide the following additional disclosure, `We determine the fair value of our reporting units using a combination of three valuation methods: market multiple approach; discounted cash flow approach; and comparable transactions approach. The market multiple approach provides indications of value based on market multiples for public companies involved in similar lines of business. The discounted cash flow approach calculates the present value of projected future cash flows using appropriate discount rates. The comparable transactions approach provides indications of value based on an examination of recent transactions in which companies in similar lines of business were acquired.`






Financial Statements and Notes

12.  	Other Financial Data, page 74

2.	We note you have recorded a minimum pension liability that
	relates to a prior tax valuation allowance in accumulated other comprehensive income. Please explain to us in detail the facts and circumstances concerning this issue and the basis in GAAP for your accounting.

	Management`s Response:

	Under the provisions of SFAS No. 87, `Employers` Accounting for Pensions,` in December 2001 the Corporation recorded a minimum pension liability adjustment and a related deferred tax benefit (asset) to equity (accumulated other comprehensive income).
	The Corporation also recorded in December 2001 a corresponding tax valuation allowance in accumulated other comprehensive income, because the Corporation was experiencing multiple years of net operating losses. Subsequently in 2002, a change in tax law
	(Job Creation and Worker Assistance Act of 2002 which was signed into law on March 9, 2002) allowed the Corporation to carry back its 2001 net operating losses to additional prior tax years in which the Corporation had paid taxes. This eliminated the need for a valuation allowance on the deferred tax asset. In accordance with Emerging Issues Task Force, Topic No. D-30 and Issue No. 99-15, the elimination of the valuation allowance was recognized through earnings. As a result of realizing the elimination of the valuation allowance through earnings, the equity impact of the 2001 valuation allowance (recorded in accumulated other comprehensive income) will remain until the associated pension plans are terminated.
	In order to avoid future confusion regarding the description of this balance, the Corporation will begin describing this amount in our next Form 10-K as, `Pension related tax valuation adjustment.`


Form 10-Q For the Quarterly Period Ended September 30, 2007

Financial Statement and Notes
10.  Contingencies
Legal Proceedings
Kaiser Litigation, page 12

3.	Tell us and disclose the amount of loss you have accrued with
	respect to the Kaiser litigation. If no amount has been accrued, please explain why and clarify this fact in your disclosures.
	You should also disclose the range of possible loss or state that such an estimate cannot be made.
	Refer to paragraphs 9 and 10 of SFAS 5.

	Management`s Response:

	In accordance with provisions of SFAS No.5, `Accounting for Contingencies,` the Corporation has not established an accrued loss related to the Kaiser litigation because we believe the case is without merit and we do not believe a loss is probable. We will clarify our disclosure for this matter in our next Form 10-K to reflect this conclusion.










In responding to the above comments, the Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this filing; that staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to our Form 10-K filing, and that the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response, please contact me directly.


					Sincerely,



					W. David Smith, Jr.




cc: Andrew Mew
    Robert S. Littlepage, Jr.